FLOWSTONE OPPORTUNITY FUND

EXHIBIT (a)(1)(ii)

OFFER TO PURCHASE

FLOWSTONE OPPORTUNITY FUND
55 Nod Road, Ste 120
Avon, Connecticut 06001

OFFER TO PURCHASE INTERESTS
DATED MARCH 1, 2024

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC.
BY MARCH 29, 2024.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
11:59 P.M., EASTERN TIME, ON MARCH 29, 2024, UNLESS THE OFFER IS EXTENDED

To the Shareholders of
FlowStone Opportunity Fund:

FlowStone Opportunity Fund, a closed-end, non-diversified management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Shares (as defined below) or portions of Shares with an aggregate net asset value up to approximately 5.00% of the net assets of the Fund. The Offer is being made pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value of the tendered Shares as of March 29, 2024 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”), less any Early Repurchase Fee (as defined below) due to the Fund in connection with the repurchase. As used in the Offer, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or portions of interests in the Fund that constitute the class security that is subject to the Offer, and includes all or any portion of a Shareholder’s Shares as the context requires that constitute four of the classes offered by the Fund designated as Class A Shares, Class D Shares, Class I Shares and Class M Shares that are tendered by Shareholders pursuant to the Offer. Only Class D Shares, Class I Shares and Class M Shares are currently offered for purchase. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time, on March 29, 2024 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Shareholders to tender Shares for purchase is called the “Notice Due Date” and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s registration statement dated as of July 28, 2023 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and Amended and Restated Agreement and Declaration of Trust dated as of April 8, 2019 (as it may be amended, modified or otherwise supplemented from time to time, the “Agreement and Declaration of Trust”).

(i)

Shareholders should be aware that the value of the Shares tendered in the Offer likely will change between September 30, 2023 (the last time net asset value was calculated) and the Valuation Date when the value of the Shares tendered to the Fund for purchase will be determined. Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through April 1, 2024, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”). Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact UMB Fund Services, Inc., the Fund’s administrator, at (888) 799-0799 or at FlowStone Opportunity Fund, c/o UMB Fund Services Inc., 235 W. Galena St. Milwaukee, WI 53212, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to FlowStone Opportunity Fund c/o UMB Fund Services Inc. in the manner set out below.

Important

None of the Fund, FlowStone Partners, LLC (the “Adviser”), or the Fund’s Board of Trustees makes any recommendation to any Shareholder whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Adviser, or its Board of Trustees.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

Flowstone Opportunity Fund
c/o UMB Fund Services, Inc.
235 W. Galena Street Milwaukee, WI 53212

Attention: Tender Offer Administrator
Phone: (888) 799-0799
Fax: (816) 860-3140

Email: autoaiprocessing@umb.com

(ii)

TABLE OF CONTENTS

1. SUMMARY TERM SHEET	1
2. BACKGROUND AND PURPOSE OF THE OFFER	3
3. OFFER TO PURCHASE AND PRICE	4
4. AMOUNT OF TENDER	4
5. PROCEDURE FOR TENDERS	5
6. WITHDRAWAL RIGHTS	5
7. PURCHASES AND PAYMENT	5
8. CERTAIN CONDITIONS OF THE OFFER	7
9. CERTAIN INFORMATION ABOUT THE FUND	7
10. CERTAIN FEDERAL INCOME TAX CONSEQUENCES	8
11. MISCELLANEOUS	9

(iii)

1. SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

●	The Fund (referred to as “we”, “us” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund (or approximately $32,355,517, or approximately 1,871,800 shares of the 37,436,002 shares outstanding as of September 30, 2023) We will purchase your Shares at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, including any incentive fee, multiplied by the proportionate interest in the Fund you desire to tender, after giving effect to all allocations) calculated as of the Valuation Date, less any Early Repurchase Fee (defined below) due to the Fund in connection with the repurchase. The net asset value of Shares will be calculated for this purpose as of March 29, 2024 or, if the Offer is extended, as of any later Valuation Date. The Offer will remain open until 11:59 p.m., Eastern Time, on March 29, 2024 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

●	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Shares. Because the Fund’s next fiscal year ending after the Valuation Date ends on March 31, 2025, the Fund expects that the audit will be completed by the end of May 2025.

●	A Shareholder may tender all its Shares or a portion of its Shares. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a net asset value of less than $25,000, the Board of Trustees reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum capital account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. See Section 4.

●	Partial tenders of Shares will be repurchased on a “first-in, first-out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest capital contribution made by such Shareholder (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Shareholder (as adjusted) until such capital contribution is decreased to zero).

●	If you tender your Shares and we purchase those Shares, we will issue you a non-interest bearing, non-transferable promissory note (the “Note”) entitling you to an amount equal to the net asset value of the Shares tendered determined as of Valuation Date, less any Early Repurchase Fee due to the Fund in connection with the repurchase.

●	The Note will entitle the tendering Shareholder to receive an initial payment in cash equal to at least 95% of the unaudited value of the Shares tendered by the Shareholder that are accepted for purchase by the Fund (the “Initial Payment”). The Fund may take up to 65 days after the Notice Due Date to make the Initial Payment.

●	The Note will also entitle a tendering Shareholder to receive a contingent payment (the “Final Payment”) equal to the excess, if any, of (1) the aggregate value of the repurchased Shares, as of the Valuation Date in the manner specified above based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, over (2) the Initial Payment. The Final Payment will be payable promptly after the completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Shares generally will be made promptly after the completion of the annual audit of the Fund. Proceeds of the Initial Payment and the Final Payment, if applicable, will be wire-transferred directly to an account designated by the Shareholder. The Note will be held by UMB Fund Services, Inc. on the Shareholder’s behalf. Upon a written request by a Shareholder to UMB Fund Services, Inc., UMB Fund Services, Inc. will mail the Note to the Shareholder at the address of the Shareholder as maintained in the books and records of the Fund. See Section 7.

●	If a Shareholder, after giving effect to the repurchase, would continue to hold at least 5.00% of the aggregate value of its Shares as of the Valuation Date, the Final Payment in respect of such repurchase shall be made on or before the 60th day after the Repurchase Date. Such payment shall be in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, based upon information known to the Fund as of the date of the Final Payment, over (ii) the Initial Payment. If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder’s account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder’s account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits.

●	The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered. If we accept the tender of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund or borrowings. The purchase amount will be paid entirely in cash, less any Early Repurchase Fee due to the Fund in connection with the repurchase. See Section 7.

●	If you desire to tender Shares for purchase, you must do so by 11:59 p.m., Eastern Time, on March 29, 2024 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, you have the right to withdraw any tenders of your Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or prior to May 1, 2024 (i.e., the date 40 business days or more from the commencement of the Offer), you will also have the right to withdraw the tender of your Shares after such date. See Section 6.

●	If you would like us to purchase your Shares, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal, enclosed with the Offer, Flowstone Opportunity Fund c/o UMB Fund Services, Inc., 235 W. Galena Street Milwaukee, WI; or (ii) fax it to UMB Fund Services, Inc. at (816) 860-3140 Attention: Tender Offer Administrator; or (iii) email to autoaiprocessing@umb.com so that it is received before 11:59 p.m., Eastern Time, on March 29, 2024. See Section 5. The value of your Shares may change between September 30, 2023 (the last time net asset value was calculated) and the Valuation Date when the value of the Shares being purchased will be determined. See Section 3.

●	As of September 30, 2023, there were approximately 2,856 Class D Shares, 5,418,716 Class I Shares, and 32,014,430 Class M Shares outstanding. The net asset value per share on September 30, 2023 was $17.28, $17.29 and $17.29 for Class D Shares, Class I Shares, and Class M Shares, respectively. If you would like to obtain the estimated net asset value of your Shares, which we calculate from time to time, you may contact UMB Fund Services, Inc. at (888) 799-0799 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). See Section 3.

Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also understand that although the Offer is scheduled to expire on March 29, 2024, a Shareholder that tenders all its Shares will remain a Shareholder of the Fund through the Repurchase Date, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

2. BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to Shareholders. Because there is no market for Shares and transfers of Shares are prohibited without the prior approval of the Fund, the Board of Trustees has determined, after consideration of various factors including the recommendation of the Adviser, that the Offer is in the best interests of Shareholders to provide liquidity for Shares as contemplated by and in accordance with the procedures set out in the Fund’s Registration Statement and the Agreement and Declaration of Trust. The Adviser intends to recommend to the Board of Trustees that the Fund offer to repurchase Shares, or portions of them, on a quarterly basis each year and the Board of Trustees intends to consider the continued desirability of the Fund making quarterly offers to repurchase Shares; however, the Board of Trustees is under no obligation to follow such recommendations and the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

Shares that are tendered to the Fund in connection with the Offer if accepted for repurchase, will be repurchased, resulting in an increase in the expense ratios of the remaining Shares in the Fund (assuming no further issuance). The Fund currently expects that it will accept subscriptions for Shares as of the first business day of each calendar quarter, except that Shares may be offered more or less frequently as determined by the Board of Trustees. The Board of Trustees may also suspend or terminate offerings of Shares at any time.

3. OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Shares up to approximately 5.00% of the net assets of the Fund that are tendered by, and not withdrawn (as provided in Section 6 below) prior to, the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of a Shares tendered for purchase will be its net asset value on the Valuation Date, payable as set out in Section 7. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the offer.

As of September 30, 2023, there were approximately 2,856 Class D Shares, 5,418,716 Class I Shares, and 32,014,430 Class M Shares outstanding, with an estimated net asset value per Share of $17.28, $17.29 and $17.29 for Class D Shares, Class I Shares and Class M Shares, respectively. Shareholders may obtain monthly estimated net asset value information until the Notice Due Date by contacting (888) 779-0799, Monday through Friday, except holidays, during normal business hours of (8:30 a.m. to 5:00 p.m. (Eastern Time). The value of the Shares tendered by Shareholders is likely to change between the time that the most recent net asset value was calculated and communicated to you and the Valuation Date.

4. AMOUNT OF TENDER.

Subject to the limitations set out below, a Shareholder may tender all its Shares or a portion of its Shares. The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to approximately 5.00% of the net assets of the Fund (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Shares in excess of approximately 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will in its sole discretion either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

If a Shareholder tenders some of its Shares in an amount that would cause the remaining Shares to have a net asset value of less than $25,000, the Board of Trustees reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund.

5. PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by 11:59 p.m. (Eastern Time) on the Notice Due Date a completed and executed Letter of Transmittal to FlowStone Opportunity Fund, c/o UMB Fund Services, Inc., at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMB Fund Services, Inc., at the fax number set out on the first page of the Letter of Transmittal.

The Fund recommends that all documents be submitted to the Fund, c/o UMB Fund Services, Inc. via certified mail, return receipt requested, or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact UMB Fund Services, Inc. at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering a Share, including, but not limited to, the failure of UMB Fund Services, Inc. to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Share or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6. WITHDRAWAL RIGHTS.

Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to May 1, 2024 (i.e., the date 40 business days or more from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of Shares after such date. To be effective, any notice of withdrawal must be timely received by the Fund, c/o UMB Fund Services, Inc. at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7. PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the value thereof as of the Valuation Date. The value will be determined after all allocations to capital accounts of the Shareholders required to be made by the Registration Statement and Agreement and Declaration of Trust have been made, including any Early Repurchase Fee (defined below) due to the Fund in connection with the repurchase. The Fund will not pay interest on the purchase amount. A Shareholder who tenders Shares at any time prior to the  day immediately preceding the one-year anniversary of the Shareholder’s purchase of Shares may be subject to an “Early Repurchase Fee” payable to the Fund equal to 2.00% of the amount requested to be purchased, to be netted against withdrawal proceeds.

For Shareholders that tender Shares that are accepted for purchase, payment of the purchase amount will consist of the Note, a non-interest bearing, non-transferable promissory note. The Note will entitle the Shareholder to receive the Initial Payment in an amount equal to at least 95% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date, less any Early Repurchase Fee due to the Fund in connection with the repurchase. The Fund may take up to 65 days after the Notice Due Date to make the Initial Payment. The Note will also entitle the tendering Shareholder to receive a contingent payment equal to the excess, if any, of (1) the aggregate value of the repurchased Shares, as of the Valuation Date in the manner specified above based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, over (2) the Initial Payment. The Final Payment will be payable within 5 business days after the completion of the Fund’s next annual audit. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

If a Shareholder, after giving effect to the repurchase, would continue to hold at least 5.00% of the aggregate value of its Shares as of the Valuation Date, the Final Payment in respect of such repurchase shall be made on or before the 60th day after the Repurchase Date. Such payment shall be in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, based upon information known to the Fund as of the date of the Final Payment, over (ii) the Initial Payment. If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder’s account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder’s account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits.

The Note pursuant to which a tendering Shareholder will receive the Initial Payment and, if applicable, Final Payment (together, the “Cash Payment”) will be held by UMB Fund Services, Inc. on behalf of the tendering Shareholder. Upon a written request by a Shareholder to UMB Fund Services, Inc., UMB Fund Services, Inc. will mail the Note to the Shareholder at the address of the Shareholder as maintained in the books and records of the Fund. Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Shareholder to an account designated by the Shareholder in the Letter of Transmittal.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund or borrowings. Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a segregated account consisting of cash, liquid securities or, to the extent applicable, interests in Portfolio Funds that the Fund (i) has requested be withdrawn or (ii) is in the process of liquidating (or any combination thereof), in an amount equal to the aggregate estimated unpaid dollar amount of the Promissory Notes issued to Shareholders tendering Shares. None of the Fund, the Board of Trustees, or the Adviser have determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Shareholders, or from the proceeds of the sale of securities held by the Fund.

The purchase amount will be paid entirely in cash.

8. CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. In the event that the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined as of the later Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer; or (d) for any other periods that the Securities and Exchange Commission (the “SEC”) permits by order for the protection of Shareholders.

9. CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. It is organized as a Delaware statutory trust. The principal office of the Fund is located at 55 Nod Road, Ste 120, Avon, Connecticut, 06001 and its telephone number is (312) 429-2419. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Registration Statement and the Agreement and Declaration of Trust.

Based on the number of Shares outstanding at September 30, 2023, the following Trustees of the Fund owned the number of Shares indicated in the table below.

Person	Share Class	Number of Shares	Percentage of Shares Outstanding by Class	Percentage of Total Shares Outstanding
Scott P. Conners	Class I	75,531	1.39%	0.20%
Eric Becker	Class M	110,129	0.34%	0.29%
Michael H. Moskow	Class M	1,578	0.00%	0.00%
Marek Herchel	Class M	5,855	0.02%	0.02%
Jason Gull	Class I	8,942	0.16%	0.02%
Avy Stein	Class M	110,129	0.34%	0.29%
Shoshana Vernick	Class M	14,680	0.05%	0.04%

None of the Fund, the Adviser or the Board of Trustees or any person controlling the Fund, the Adviser or Board of Trustees has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first business day of each calendar quarter and from time to time in the discretion of the Board of Trustees), or the disposition of Shares (other than through periodic repurchase offers, including the Offer); or (7) any changes in the Agreement and Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Other than transactions conducted pursuant to the continuous offering of Shares, there have not been any transactions involving shares in the last 60 days.

10. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

The repurchase of Shares is a taxable event on which a gain or loss may be recognized. The amount of gain or loss is based on the difference between your tax basis in the Shares and the amount you receive for them upon disposition, which will include the Initial Payment and the Final Payment. Generally, you will recognize long-term capital gain or loss if you have held your Shares for over twelve months at the time you dispose of them. Gains and losses on shares held for twelve months or less will generally constitute short-term capital gains, except that a loss on shares held six months or less will be recharacterized as a long-term capital loss to the extent of any capital gains distributions that you have received on the shares. A loss realized on a sale or exchange of Shares may be disallowed under the so-called “wash sale” rules to the extent the Shares disposed of are replaced with other Shares within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in shares of the Shares. If disallowed, the loss will be reflected in an adjustment to the basis of the Shares acquired.

11. MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting the Fund, c/o UMB Fund Services, Inc., at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet web site, http://www.sec.gov.

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